Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: PPG Industries, Inc.
Commission File No.: 001-01687

The following is an excerpt of an interview by Jim Cramer of Charles E. Bunch, Chairman and CEO of PPG Industries, Inc., that aired on the “Mad Money” program on CNBC on the evening of October 23, 2012:

Jim Cramer:

All right, one last question. You are doing this deal with Georgia Gulf. It's a little hard. It's called a Reverse Morris Trust, but people can tender their PPG stock if they want. If you are a holder of PPG, would you tender?

Chuck Bunch:

Right now, I would encourage, obviously, all of our long-term PPG shareholders to continue to stick with PPG. This has been a great story for them and for us as a company. We think our best days are in front of us. But this is still an excellent opportunity to acquire Georgia Gulf shares though this tendering process. We think the combination of our Commodity Chemicals business with Georgia Gulf is going to be a good win-win for both companies. Georgia Gulf is going to be, we think, a stronger commodity player exposed to the commodity cycle on the PVC side mostly in North America, which should be a strong market for the next couple of years. So, we think it is going to be a good transaction not only for PPG but also for Georgia Gulf, and our shareholders will now have a choice whether they want to tender. But certainly, we think the prospects for both companies are good, but longer-term this should be an excellent value creator for us.

Forward-Looking Statements
Statements in this transcript relating to matters that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 reflecting PPG Industries’ current view with respect to future events or objectives and financial or operational performance or results. These matters involve risks and uncertainties as discussed in PPG Industries’ periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”). Accordingly, many factors could cause actual results to differ materially from the company’s forward-looking statements.

This transcript also contains statements about PPG Industries’ agreement to separate its commodity chemicals business and merge it with Georgia Gulf Corporation or a subsidiary of Georgia Gulf (the “Transaction”). Many factors could cause actual results to differ materially from the company’s forward-looking statements with respect to the Transaction, including, the parties’ ability to satisfy of the conditions of the Transaction; the parties’ ability to complete the Transaction on anticipated terms and schedule, including the ability of Georgia Gulf to obtain shareholder approval and the ability of the parties to obtain regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies for the management, expansion and growth of Georgia Gulf’s operations; and Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s business.

Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on PPG’s consolidated financial condition, results of operations or liquidity.

Forward-looking statements speak only as of the date of their initial issuance, and PPG does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG's commodity chemicals business or PPG. In connection with the Transaction, Georgia Gulf will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 that will include a prospectus of Georgia Gulf relating to the Transaction. In addition, Eagle Spinco, Inc., a subsidiary of PPG, will file with the SEC a registration statement on Form S-4 and S-1 that will include a prospectus of the PPG commodity chemicals business relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG'S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statements and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf's website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.